SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107

(CUSIP Number)

Tenzing Global Management LLC

388 Market Street, Suite 860

San Francisco, CA 94111

Telephone: (415) 645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Management LLC 45-3120520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

Page 2 of 11 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors LLC 27-5132283
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,416,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,416,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

Page 3 of 11 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors Fund I LP 36-4708131
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,416,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,416,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

Page 4 of 11 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chet Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kenya
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

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ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Care.com, Inc., with its principal executive offices located at 201 Jones Road, Suite 500, Waltham, MA 02451.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Tenzing Global Management LLC, a Delaware limited liability company (“Tenzing Global Management”); (2) Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”); (3) Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”); and (4) Chet Kapoor. Tenzing Global Management is an investment advisor. Tenzing Global Investors serves as the general partner of Fund I. Mr. Kapoor, a citizen of Kenya, is the managing partner of Tenzing Global Management and Tenzing Global Investors, and the portfolio manager of Fund I and the Parallel Account (as defined below).

The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tenzing Global Management is providing investment management services. The principal business of Tenzing Global Investors is serving as the general partner of Fund I. Tenzing Global Management also manages other accounts on a discretionary basis (“Parallel Account”). Mr. Kapoor’s is the managing partner of Tenzing Global Management and Tenzing Global Investors, and the portfolio manager of Fund I and the Parallel Account.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the aggregate was $13,911,437.59 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account was $4,514,245.31 from working capital.

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ITEM 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,416,939 shares of Common Stock representing 4.5% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,416,939 shares of Common Stock held by Fund I, representing 4.5% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 1,850,000 shares of Common Stock held by them, representing 5.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

(v)	Collectively, the Reporting Persons beneficially own 1,850,000 shares of Common Stock representing 5.9% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 31,487,177 shares of Common Stock outstanding as of October 29, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2014 as filed with the SEC on November 10, 2014.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,416,939 shares of Common Stock and 433,061 shares of Common Stock reported herein, respectively.

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(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Tenzing Global Investors Fund I LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/30/2015	9,574	7.98	Purchase
3/17/2015	7,659	7.07	Purchase
3/19/2015	107,226	7.13	Purchase
3/20/2015	38,295	7.42	Purchase
3/23/2015	19,148	7.69	Purchase
3/24/2015	28,722	7.75	Purchase
3/25/2015	28,722	7.78	Purchase

Page 8 of 11 pages

Parallel Account

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/30/2015	2,926	7.98	Purchase
3/17/2015	2,341	7.07	Purchase
3/19/2015	32,774	7.13	Purchase
3/20/2015	11,705	7.42	Purchase
3/23/2015	5,852	7.69	Purchase
3/24/2015	8,778	7.75	Purchase
3/25/2015	8,778	7.78	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1        Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 27, 2015

Tenzing Global Management LLC
By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC
By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP
By:	Tenzing Global Investors, LLC, its General Partner
By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

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EXHIBIT INDEX

Exhibit 1        Joint Filing Agreement

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